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                                                                    Exhibit 99.1

                            POINTS INTERNATIONAL LTD.

                                 www.points.com

                             ANNUAL INFORMATION FORM

                                 March 21, 2006

     Information presented herein is current as of December 31, 2005, unless otherwise indicated. All dollar amounts are in Canadian dollars unless otherwise indicated.

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS ................................................    1

INTRODUCTION ..............................................................    2

SUBSIDIARIES ..............................................................    3

GENERAL DEVELOPMENT OF THE BUSINESS .......................................    3
   Three-Year History .....................................................    3

DESCRIPTION OF THE BUSINESS ...............................................    5
   Core Business - Points Solutions .......................................    5
      Points.com ..........................................................    6
      Points.com Business Solutions .......................................    6
      Specialized Skill and Knowledge .....................................    7
      Competitive Conditions ..............................................    7
      Status of New Products ..............................................    8
      Intangible Property .................................................    8
      Seasonality .........................................................    9
      Dependence on Major Customers .......................................    9
      Changes to Contracts ................................................    9
      Employees ...........................................................    9
      Foreign Operations ..................................................    9

RISK FACTORS ..............................................................   10
   Lack of Profitability ..................................................   10
   Limited Financial Resources ............................................   10
   Liabilities of the Corporation .........................................   11
   Technology and Product Development Risks for Points.com version 3.0 ....   11
   Sensitivity to Foreign Exchange Rate Changes ...........................   11
   Dependence on Major Customers ..........................................   12
   Dependence upon Key Personnel ..........................................   12
   Growth-Related Risks ...................................................   12
   U.S. Securities Laws Compliance Risks ..................................   12
   Impediments to Material Transactions ...................................   13
   Potential Change of Control ............................................   13
   Conflicts of Interest ..................................................   14
   Limited Customers ......................................................   14
   Revenues ...............................................................   14

DIVIDENDS .................................................................   14

GENERAL DESCRIPTION OF CAPITAL STRUCTURE ..................................   14
   Common Shares ..........................................................   15
   Series One Preferred Share .............................................   15
   Series Two Preferred Share .............................................   16
   Series Three Preferred Share ...........................................   18
   Series Four Preferred Share ............................................   18

   Series Five Preferred Share ............................................   19
   PII Warrants ...........................................................   19
   Debentures .............................................................   19

MARKET FOR SECURITIES .....................................................   20

ESCROWED SECURITIES .......................................................   21

DIRECTORS AND EXECUTIVE OFFICERS ..........................................   21
   Name, Address and Occupation of Directors ..............................   21
   Current Executive Officers of the Corporation ..........................   23
   Security Holdings ......................................................   24

BOARD COMMITTEES ..........................................................   24
   Audit Committee ........................................................   24
   Human Resources and Corporate Governance Committee .....................   25
   Corporate Cease Trade Orders or Bankruptcies ...........................   26
   Conflicts of Interest ..................................................   26

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ...............   26

TRANSFER AGENT ............................................................   27

MATERIAL CONTRACTS ........................................................   27

ADDITIONAL INFORMATION ....................................................   27

The following Annual Information Form ("AIF") of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2005 and with the Corporation's 2004 audited consolidated financial statements. Further information, including Points' Management Discussion and Analysis ("MD&A") for the year ended December 31, 2005, may be accessed at WWW.SEDAR.COM OR WWW.SEC.GOV. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this AIF, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

THE FORWARD-LOOKING STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE IN THIS AIF ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT. THE FUTURE RESULTS AND SHAREHOLDER VALUE OF POINTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE IN THIS AIF DUE TO, AMONG OTHER FACTORS, THE RISKS AND UNCERTAINTIES DISCUSSED HEREIN, THE MATTERS SET FORTH UNDER "RISKS AND UNCERTAINTIES" AND THE FACTORS DETAILED IN POINTS' FILINGS WITH APPLICABLE SECURITIES REGULATORS, INCLUDING THE FACTORS DETAILED IN POINTS' ANNUAL AND INTERIM FINANCIAL STATEMENTS AND THE NOTES THERETO. POINTS DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS AIF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EXCEPT AS REQUIRED BY LAW.


Points International Ltd.
Page 1 of 27

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INTRODUCTION

Points International Ltd. (herein referred to as "Points International" or the "Corporation") is a corporation existing under the Canada Business Corporations Act ("CBCA"). The address of the principal office of the Corporation is 800 - 179 John Street, Toronto, Ontario M5T 1X4.

The Corporation was initially incorporated under the Business Corporations Act (Alberta) on January 5, 1999 under the name Sportek Systems Inc. Pursuant to Certificates of Amendment dated February 2, 1999 and April 16, 1999, respectively, the Corporation changed its name to Sports Technologies Group Inc. ("STGI") and amended its articles to remove its private company restrictions.

By way of Articles of Amendment dated February 10, 2000, STGI's name was changed to Exclamation International Incorporated. The Corporation was then continued from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario) ("OBCA") on February 17, 2000. The Articles of Continuance were amended on December 20, 2001, June 27, 2002, April 10, 2003 to, respectively, add a new series of preferred shares designated the "Series One Preference Share," to change the Corporation's name to "Points International Ltd.," and to authorize two new series of preferred shares designated the "Series Two Preferred Share," and "Series Three Preferred Share."

Effective November 10, 2004, the Corporation was continued from the OBCA to the CBCA. As part of the continuance, the Corporation amended its Articles to remove the provisions relating to the "Series A Preferred Shares," to remove the provision disallowing the directors to appoint one or more additional directors between annual general meetings, and to remove the provision restricting meetings of shareholders to the City of Toronto and anywhere in Alberta. On April 14, 2005, the Articles of Continuance of the Corporation were amended to authorize two new series of preferred shares designated the "Series Four Preferred Share" and "Series Five Preferred Share."

In connection with the continuance to the CBCA, the Corporation repealed its then existing bylaws and adopted by-laws that conform to CBCA requirements.


Points International Ltd.
Page 2 of 27

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SUBSIDIARIES

At December 31, 2005, the Corporation had the following subsidiaries:

                                  (FLOW CHART)

(1) Points.com has outstanding options and warrants exercisable for Points.com common shares. The Corporation owns, directly or indirectly, 100% of the outstanding common shares of Points.com. On a fully-diluted basis, the Corporation owns 83.3% of common shares of Points.com. If the holders of Points.com shares, acquired through the exercise of stock options, put their shares to the Corporation, the Corporation would own 88.4% of Points.com on a fully diluted basis. For additional information see page 37, "Outstanding Share Data" of the Corporation's 2005 MD&A.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

On April 11, 2003, IAC/InterActiveCorp, through its wholly-owned subsidiary Points Investments, Inc. ("PII"), made a $15.1 million strategic investment in the Corporation (the "IAC/InterActiveCorp Investment"). Under the IAC/InterActiveCorp Investment, the Corporation issued one convertible preferred share, the Series Two Preferred Share and warrants (the "PII Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into up to 19,999,105 Common Shares, subject to certain anti-dilution adjustments. The PII Warrants are exercisable to acquire up to 55% of the common shares of the Corporation (the "Common Shares") (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and/or Series Four Preferred Share (described below), and expire on April 11, 2006. If IAC/InterActiveCorp's affiliate had exercised the PII Warrants in full on March 10, 2006, IAC/InterActiveCorp would have indirectly received 102,861,615 Common Shares.

Under an investor's rights agreement entered into on the closing of the IAC/InterActiveCorp Investment (the "Investor's Rights Agreement"), IAC/InterActiveCorp and its affiliates have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuances of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation. The Investor's Rights Agreement expires on April 11, 2006.


Points International Ltd.
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On March 31, 2004, the Corporation acquired the assets of MilePoint, Inc. (the
"MilePoint Acquisition"), a loyalty program technology provider and operator, for $3.5 million in cash and four million Common Shares.

On April 4, 2005, IAC/InterActiveCorp, through a wholly-owned subsidiary, made a second investment of $3.45 million in the Corporation (the "IAC/InterActiveCorp Additional Investment"). Under the IAC/InterActiveCorp Additional Investment, the Corporation issued one convertible preferred share, the Series Four Preferred Share. As at the date hereof, the Series Four Preferred Share is convertible, for no additional consideration, into up to 4,504,069 Common Shares, subject to certain anti-dilution adjustments.

On April 10, 2005, the Corporation launched a new Web site incorporating some important changes designed to improve consumers' ability to manage their loyalty program assets. The new Points.com Web site, referred to as "Points.com version 3.0", represents a major enhancement in the relationship with both loyalty program partners and the consumer. Points.com version 3.0 broadens the Web site's offerings and presents consumers with a personalized view of their loyalty program universe.

Through this personalized view of consumers' loyalty program universe, Points.com is able to help consumers release more value from their favourite programs and "Get More Rewards, Faster(TM)". This is accomplished by adding new mile and point management tools, such as ways to join new loyalty programs ("Join"), to purchase ("Buy", "Gift"), earn ("Earn"), transfer ("Share") and exchange ("Swap") more miles or points in their favourite programs and to shop ("Redeem") with the program currencies that they have accumulated. Over time, the system will be driven by a Marketing Enterprise System that will use consumers' unique reward program information to suggest ("Suggest" or the "Suggestions") ways to Join, Buy, Earn, Share, Swap and Redeem their loyalty program currencies most effectively.

As a result of these changes, the Points.com loyalty program management portal provides a more comprehensive and engaging consumer experience. The Earn, Buy and Share functionality have added new revenue streams to the Points.com business model to complement the Swap functionality.

The Points.com version 3.0 base infrastructure and functionality were phased in over the course of 2005. On February 16, 2006, Suggestions were introduced. Management expects to continue to execute a variety of enhancements to functionality and usability that will allow Points.com to take advantage of experience gained in 2005.

During the latter half of the third quarter and the first half of the fourth quarter of 2005, marketing efforts were focused on the acquisition of new registered users. These efforts were deemed by management to be successful and resulted in the aggregate registered users increasing to over one million individuals in the fourth quarter.

During the second half of the fourth quarter of 2005, Points.com shifted its focus from acquiring new registered users to increasing the number of transactions per registered user. In the last part of the fourth quarter, transactions increased (122% versus the third quarter), following the introduction of targeted marketing e-mail campaigns, merchandising efforts on the site itself and a redesign of the Home page. In 2006, the Corporation has three goals for the Points.com Web


Points International Ltd.
Page 4 of 27

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site. The first is to drive registered users to the site at a reasonable cost.
As reflected in the increase in registered users achieved in 2005, the Corporation has already demonstrated success on that front. Secondly, Points is working with consumers to have them share more details about their preferences and behaviours so the Corporation can better serve them. Related to that, the third goal is to attract consumers to the various transaction engines of the Web site.

Points.com will conduct additional testing on subscription pricing/feature set combinations in the first and second quarters of 2006, following a preliminary round of such tests in the third quarter of 2005. As a result of the 2005 testing, Points.com has maintained a $4.95 per month and $49.95 per year pricing structure with a feature set that includes unlimited phone and instant message "Chat" customer service, 50% bonus on Earn transactions and double entries in all sweepstakes.

In accordance with Canadian generally accepted accounting principles and the Canadian Institute of Charted Accountants ("CICA") handbook, Sections 3061 and 3062, Web site development costs incurred in the Web site application and infrastructure development associated with Points.com version 3.0 have been capitalized. For additional information, see the Corporation's Management's Discussion and Analysis ("MD&A"), "General and Administrative Expenses," page 23, "Property, Plant and Equipment," page 30 and "Capital Resources - Planned Capital Expenditures" page 36.

The Corporation has also initiated important changes in the Points.com Business Solutions (described below) business. In 2005, the Corporation deployed its first ever frequent flyer merchandising initiative with the launch of its AirIncentives product. AirIncentives is the Corporation's first product launched through its own R&D initiatives. See page 8, "Status of New Products" for additional information.

During the fourth quarter of 2005 and the first half of 2006, significant enhancements were and will be made to the Points.com Business Solutions product platform which are expected to shorten future implementation timelines, optimize ongoing support costs and facilitate increased transactions for partners. Specifically, it is anticipated that these platform enhancements will enable the Points.com Business Solutions to scale significantly the number of products and partners implemented with minimal impact on the number of resources required for development, deployment and ongoing support.

DESCRIPTION OF THE BUSINESS

The Corporation had only one operating segment, the Points Solutions, in each of 2005 and 2004.

CORE BUSINESS - POINTS SOLUTIONS

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions available to loyalty program operators. The Corporation's business is primarily conducted over the Internet (other than functions such as


Points International Ltd.
Page 5 of 27

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customer support), allowing its two primary customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points Solutions accounted for 94% ($9.43 million) of the Corporation's revenues in 2005 and 97% ($7.56 million) in 2004. The remaining 6% and 3%, respectively, are attributed to interest income.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Earn, Buy, Gift, Share, Swap and Redeem miles and points with some of the world's leading loyalty programs and retail partners.

As at December 31, 2005, Points.com had partnered with 30 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 17 gift certificate or retail partners.

For more information on the development of new technology for Points.com, see "General Development of the Business - Three-Year History" herein.

Points.com Business Solutions

At December 31, 2005, the Corporation had 88 Points.com Business Solutions products in the marketplace. The PBS products installed include 63 products and 25 Partner Integration add-ons among the six Integrate Partners (see page 19 of the Corporation's MD&A, "Points.com Business Solutions Growth" for more information).

Points.com Business Solutions include the following suite of technologies:

     Buy and Gift - facilitates the online sale and gift of miles, points and other loyalty program currencies;

     Transfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

     Corporate - facilitates the sale of loyalty program currencies to corporate customers;

     Elite - facilitates the online sale of elite-tier status to members of loyalty programs;

     AirIncentives - facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

     Systems Design - custom applications developed for select large loyalty program partners; and


Points International Ltd.
Page 6 of 27
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     Integrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

Specialized Skill and Knowledge

The Corporation employs six executive officers. These managers possess over 30 years of aggregate loyalty experience, have managed large loyalty program sales organizations and built large loyalty technology systems. The success of the Corporation is dependent upon the experience of such key personnel and loss of such personnel could adversely affect the Corporation's business, operations and prospects.

In addition, the Points Solutions are a proprietary technology. As a result, the Corporation is also dependent upon its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of key employees could adversely affect the Corporation's business, operations and prospects.

Competitive Conditions

Several indirect competitors are currently in the market with limited product offerings. Other Internet Web sites that offer financial and account aggregation and management (e.g., MileageManager) are potential competitors. These indirect and potential competitors currently offer a product similar to the Corporation's "Balance Tracker," but do not offer any of the transaction options available on Points.com, such as, Swap, Earn and Buy. Management believes that none of these competitors is actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to be competitive and operate as a viable business.

Companies such as IBM Ltd. and Sabre Inc. ("Sabre") (a leading provider of technology for the travel industry) are potential competitors for Points.com's services. Sabre in particular has greater resources and more extensive relationships with airlines, although a significant investment in time and resources would be required to develop offerings similar to those offered by Points.com.

Points.com has established mutually beneficial relationships with potential competitors. During April 2002, Points.com and Sabre entered into a formal agreement that has resulted in the Points Solutions being marketed internationally to airline loyalty programs by Sabre. Sabre focuses on international markets, working in complement with Points.com's business development team,


Points International Ltd.
Page 7 of 27

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which focuses on North American markets, through Points.com and Points
International (US) Ltd., and on international markets through Points International (UK) Limited. With operations in 45 countries, Sabre's marketing network has global reach and has established relationships with major loyalty programs. Sabre assisted in closing a deal with Hawaiian Airlines and is currently working with the Corporation to establish relationships with several other prospects.

Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Status of New Products

On July 1, 2005, Points.com launched AirIncentives, a business solutions product that allows companies to purchase blocks of frequent flyer miles to use for incentive purposes. The purchased frequent flyer miles can then be offered to customers or employees, or distributed through other established channels as an incentive or reward. The Corporation was able to leverage its existing partner relationships and technological expertise to create this unique online application. Participating airline partners include Alaska Airlines Mileage Plan, Delta SkyMiles(R), Midwest Airlines Midwest Miles(R), Northwest Airlines WorldPerks(R), and US Airways(R) Dividend Miles(R).

The AirIncentives technology allows customers the convenience of online purchases and redemptions. The product continues to enhance the Corporation's relationships with its partners while also developing a new transactional revenue stream.

Intangible Property

Points.com owns four trademark registrations in Canada. Points.com has also filed five trademark applications in the U.S., of which four have been registered and one is still pending.

Also in connection with the MilePoint Acquisition, the Corporation acquired 10 registered trademarks and three pending trademark applications in three countries and one jurisdiction, namely, the U.S., Australia, Japan and the European Union. Two out of the three pending applications have been abandoned since the acquisition.

The proprietary technology used in the business is owned by Points.com, and Points.com has prepared two patent applications. The first patent application, entitled the "Apparatus and Method of Facilitating the Exchange of Points Between Selected Entities," has been filed in and is still pending in each of the Canadian Patent Office and the U.S. Patent and Trademark Office (U.S.P.T.O.), while the second patent application, entitled "Apparatus and Method of Distributing and Tracking the Distribution of Incentive Points," has been filed in and is still pending in each of the Canadian Patent Office, the U.S.P.T.O. and the Australian Patent Office.

In addition, as part of the MilePoint Acquisition, the Corporation acquired two patent applications: "Loyalty Program Tracking and Conversion System," which has been filed in and is still pending in the U.S.P.T.O.; and "Loyalty Currency Vending System" (a Continuation-in-Part of the previous MilePoint patent application) has been filed in and is still pending in each of the Canadian Patent Office, the U.S.P.T.O. and the Australian Patent Office.


Points International Ltd.
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Points.com is regularly granted the right to use its partners' trademarks in connection with the joint branding of its Web site and provision of services to members.

As Points.com operates in a technology-based environment, its intellectual property and its access to the intellectual property of its loyalty program partners are critical to the Corporation's ongoing business.

Seasonality

Points Solutions' (comprising Points.com and Points.com Business Solutions) operations are not significantly influenced by seasonality. There is, however, one period of time during the year in which growth slows or declines and one period in which a certain product is active and generates revenue:

     - During July and August, Points Solutions experiences a slight decline in activity as fewer consumers are online Buying, Transferring or Swapping miles. This modest decline has occurred in each of the past two years.

     - In addition, the Elite product is only available to certain loyalty programs' consumers from late January to mid-April with most of the activity occurring during February and March.

Dependence on Major Customers

There are three customers that individually represent greater than 10% of the Corporation's 2005 consolidated revenues. In aggregate, the three customers represent approximately 47% of the Corporation's consolidated revenues. See Note 20 of the Corporation's Audited Consolidated Financial Statements, which are incorporated by reference herein.

Changes to Contracts

The Corporation anticipates the renegotiation of contracts with its partners to occur in the normal course of business. In the event that contracts are not renegotiated on terms reasonably satisfactory to the Corporation, the Corporation's business could be materially adversely affected. However, the Corporation's management anticipates that material contracts will be successfully renegotiated.

Employees

As at December 31, 2005, the Corporation had 85 full-time employees (including two contractors replacing employees on temporary leaves of absence) and five short-term contractors.

Foreign Operations

Due to the nature of Points International's business, management of the Corporation does not believe that there are any particular risks associated with the foreign operations of the Corporation that differ materially from the risks associated with the domestic operations of the Corporation, although the Corporation believes it is possible that it may face competition within


Points International Ltd.
Page 9 of 27
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foreign markets. Approximately 93% of the Corporation's revenues and 31% of its costs are generated in U.S. dollars.

RISK FACTORS

Investing in Internet-based businesses can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out below, review the discussion under "Description of the Business" above and review the MD&A prior to making an investment decision with respect to the Corporation.

LACK OF PROFITABILITY

The Corporation has never had a profitable quarter in its operating history and may never have a profitable quarter. Operating profit, which is revenues minus general and administrative expenses, was ($4,293,561) for fiscal year 2005 and ($4,357,337) for fiscal year 2004. The Corporation's loss per share, calculated on the basis of the weighted average number of outstanding Common Shares for the period, was $0.11 for fiscal year 2005 and $0.13 for fiscal year 2004. For further information, see the MD&A and the audited financial statements of the Corporation.

LIMITED FINANCIAL RESOURCES

On April 4, 2005, Points International announced the closing of a transaction to issue 18,134,300 Common Shares to a group of accredited investors and to issue to Points Investments, Inc., an affiliate of IAC/InterActiveCorp, one Series Four Preferred Share (collectively, the "Private Placement Transaction"). Total proceeds for the Common Shares issued and the Series Four Preferred Share issued in the Private Placement Transaction were $12.4 million and $3.45 million respectively.

Notwithstanding the Private Placement Transaction, the financial resources of the Corporation continue to be limited. For 2005, Points International reported total revenues of $10,027,809 and negative cash flows used in operating activities of $2,261,064. If cash flow provided by operations does not become positive and increase the Corporation's liquid and unencumbered cash position, it could impact the Corporation's ability to pay its liabilities and/or exploit its business opportunities and fund growth. Consequently, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Corporation. In addition, pursuant to the terms of the Series Two Preferred Share, IAC/InterActiveCorp has significant control over the Corporation's ability to incur debt outside the ordinary course of business. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation.

If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and the repayment of interest payments upon such debt could have a negative effect on the cash flow of the Corporation. If adequate financing is not available, or is


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not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a materially adverse effect on the Corporation.

LIABILITIES OF THE CORPORATION

As at December 31, 2005, Points International had outstanding consolidated current liabilities of $18,518,791 and consolidated total liabilities of $46,649,533, including the Series One Preferred Share, the Series Two Preferred Share and the Series Four Preferred Share, all of which are discussed in greater detail in the MD&A. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

TECHNOLOGY AND PRODUCT DEVELOPMENT RISKS FOR POINTS.COM VERSION 3.0

The Corporation has planned regular updates to Points.com version 3.0, some of which incorporate significant technology developments. With any substantial technology development project, there is the possibility that some of the following risks may occur:

     - risks related to purchased third-party software that include partial or incorrect software deployment and a lack of domain knowledge of the third-party software in the Corporation's information technology department;

     - risks related to internally developed software include, but are not limited to, unanticipated complexity, software defects, design flaws or an incomplete design; and

     - marketing risks that include poor customer experience, insufficient perceived consumer value, deficiencies in reporting, tracking, and forecasting capabilities, poor customer retention rates, low customer acquisition rates and low customer activity rates.

SENSITIVITY TO FOREIGN EXCHANGE RATE CHANGES

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 93% of the Corporation's revenues are in U.S. dollars, 3% in Canadian dollars and the remaining 4% are split between Euros, Great Britain Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenue will not decrease significantly in 2006. Therefore, if the U.S. dollar continues to depreciate against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable.

In 2005, approximately 69% of the Corporation's general and administrative expenses were in Canadian dollars and 31% were U.S.-dollar-based. The Corporation does not have material


Points International Ltd.
Page 11 of 27
foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign currency obligations.

In 2005, the decline in the U.S.-dollar and other foreign currencies relative to the Canadian dollar (e.g., U.S. dollar, Euro and Swiss Franc) resulted in a 8.5% lower revenue growth, or approximately $666,086, offset by a 2.6% decrease in expense growth, or approximately $314,908.

For additional information see page 22, "Foreign Exchange Rates" of the Corporation's MD&A.

DEPENDENCE ON MAJOR CUSTOMERS

For additional information see " Description of the Business - Core Business - Points Solutions - Dependence on Major Customers" herein and page 27, "Results of Operations - Revenues - Overview" of the Corporation's MD&A and Note 20 of the Corporation's consolidated audited financial statements.

DEPENDENCE UPON KEY PERSONNEL

See "Description of the Business - Core Business - Points Solutions - Specialized Skill and Knowledge" herein.

GROWTH-RELATED RISKS

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

U.S. SECURITIES LAWS COMPLIANCE RISKS

In 2005, the Corporation registered its Common Shares under the U.S. Securities Exchange Act of 1934, as amended, and therefore became subject to a number of U.S. securities laws. For example, under the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), the Corporation is required to undergo an audit of internal control over financial reporting. The Corporation has allocated significant internal and external resources to its SOX compliance process in advance of the first SOX audit for fiscal year 2006. The process of complying with SOX may be more consuming of internal resources or more costly with external resources than anticipated. The Corporation may not be able to participate in additional business opportunities if the time or capital required to comply with U.S. securities laws greatly exceeds allocated resources. In addition, if the Corporation is unable to comply with U.S. securities laws, its business operations and prospects could be adversely affected.


Points International Ltd.

IMPEDIMENTS TO MATERIAL TRANSACTIONS

Under the Investor's Rights Agreement entered into by the Corporation and IAC/InterActiveCorp in connection with the IAC/InterActiveCorp Investment, in the event that there is an offer to effect any transaction that could result in any person (or group of persons) other than IAC/InterActiveCorp acquiring (i) assets of Points International and/or its subsidiaries that are, individually or in the aggregate, material to Points International or any of its subsidiaries, or (ii) 20% or more of the equity of, or voting rights in respect of, Points International or any of its subsidiaries, IAC/InterActiveCorp is entitled to receive notice of such transaction and the right to propose a matching transaction. The existence of this matching right in favour of IAC/InterActiveCorp will significantly reduce the probability that a third party will propose a transaction in the nature described above that could otherwise have been beneficial to the Corporation and its shareholders.

Upon the occurrence of an event that is a change of control under the Debentures (defined below), the Series Two Preferred Share or the Series Four Preferred Share (the "Preferred Shares") that is unrelated to the exercise of the PII Warrants, Points International may not have sufficient cash to pay the required dividend to the holder of the Series One Preferred Share, the amounts due under the Debenture and/or the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

POTENTIAL CHANGE OF CONTROL

IAC/InterActiveCorp beneficially owns more than 10% of the Common Shares and holds warrants exercisable until April 11, 2006 to acquire up to 102,861,615 Common Shares (subject to anti-dilution adjustment) which, if exercised in full on the date hereof, would cause IAC/InterActiveCorp to beneficially own 55% of the Common Shares on a fully diluted basis. See page 28, "Liquidity IAC/InterActiveCorp Investment" and page 32, "Liquidity - Long-Term Liabilities and Commitments - Commitments Related to the Terms of Certain Financing Arrangements" in the MD&A. If IAC/InterActiveCorp beneficially owns more than 50% of the Common Stock, IAC/InterActiveCorp would have the power to elect the directors and appoint new management. IAC/InterActiveCorp's interests with respect to the Corporation may differ from those of the other shareholders.

Upon a change of control of the Corporation by IAC/InterActiveCorp or any other third party, the following may occur:

     -    certain options under the Stock Option Plan vest immediately;

     - a dividend of at least $4 million and up to $24 million may be payable by the Corporation to the holders of the Series One Preferred Share; and

     - the repayment of the outstanding $6 million Debentures may be accelerated.

In addition, upon a change of control of the Corporation by a party other than IAC/InterActiveCorp the redemption amount under the Preferred Shares may be payable.


Points International Ltd.
Page 13 of 27

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses. Situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to the governance practices of the board of directors of the Corporation and governed by the law applicable to directors' and officers' conflict of interest.

LIMITED CUSTOMERS

There can be no assurance that Points will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

REVENUES

Operating revenues are derived from contracts for Points Solutions. This includes revenue from Points.com Business Solutions in the form of development fees, maintenance fees and commissions, and revenue from Points.com in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Corporation's business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Points.com Business Solutions. Competition or other business factors may have a materially adverse effect on the Corporation's ability to grow its revenue and become profitable.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders and may not do so without the prior approval of the holder of the Series Two Preferred Share. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors of the Corporation does not anticipate paying any dividends for the foreseeable future. The board of directors will review this policy from time to time, having regard to the Corporation's financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation's share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As at the date hereof, 93,722,708 Common Shares, one Series One Preferred Share, one Series Two Preferred Share, and one Series Four Preferred Share are outstanding while a Series Three Preferred Share and a Series Five Preferred Share have been authorized but are not outstanding.


Points International Ltd.
Page 14 of 27

COMMON SHARES

The Common Shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of the Corporation and participate rateably on any liquidation, dissolution or winding up of the Corporation. Except as described below, the Common Shares rank subsequent on any liquidation, dissolution or winding up of the Corporation to the Preferred Shares.

SERIES ONE PREFERRED SHARE

The Series One Preferred Share was created by Articles of Amendment dated December 20, 2001, was issued on February 8, 2002 and is a non-voting convertible share.

The Series One Preferred Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2 million of the $6 million principal amount of the Debentures (defined under "Debentures" below),
(ii) repayment in full of the Debentures or (iii) payment of the Dividend (defined below) (each a "Conversion Event").

The Series One Preferred Share is not entitled to dividends other than as set out below:

The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than Canadian Imperial Bank of Commerce or its affiliates or associates) or persons acting jointly or in concert acquire greater than 50% voting control or greater than 50% of the equity of Points (a "Series One Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4 million plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24 million. Where an event occurs giving rise to the Dividend, the holder of the Debentures is entitled to accelerate all amounts owing under the Debentures and the Corporation is entitled to repay the Debentures.

In the event of the exercise of the PII Warrants resulting in a Series One Change of Control under the Series One Preferred Share, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24 million and (ii) $4 million plus the number of Common Shares into which the Debentures are then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants.


Points International Ltd.

In the event of the liquidation, dissolution or winding up of the Corporation prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (a) receive $4 million before any payment to holders of any Common Shares and (b) share pro-rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debentures are convertible immediately prior to the liquidation event) with the holders of the Common Shares and all other participating shares ranking junior to the Series One Preferred Share in further distributions from the assets of Points International to an aggregate maximum of $20 million in addition to the sum specified in (a).

SERIES TWO PREFERRED SHARE

The Series Two Preferred Share was created by Articles of Amendment dated April 10, 2003 and was issued on April 11, 2003. It is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Three Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, in priority to the Common Shares. The Series Two Preferred Share is convertible until 5:00 p.m. on March 31, 2013 (Eastern Standard Time), for no additional consideration, into 19,999,105 Common Shares (as at March 10, 2006), subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares to extinguish rights to acquire securities in Points' subsidiaries and in connection with the conversion of the CIBC Debentures, if convertible.

The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC/InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC/InterActiveCorp.

If not converted, the Series Two Preferred Share will be redeemed upon the earlier of (i) March 31, 2013 and (ii) the third business day following a Change of Control of the Corporation (defined below). If (i) occurs, the Series Two Preferred Share will be redeemed by the Corporation for the greater of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and the market value of the Common Shares into which the Series Two Preferred Share then could be converted. If (ii) occurs, the Series Two Preferred Share will be redeemed for an amount equal to the greater of (i) 125% of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the Common Shares on the principal stock exchange on which the Common Shares then are traded for the 10 days ending on the trading day immediately prior to public announcement


Points International Ltd.
Page 16 of 27
of the Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

A "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant, any combination of a person (other than the holder of the Series Two Preferred Share, Series Three Preferred Share or Series Five Preferred Share as the case may be), its affiliates or associates and persons acting jointly or in concert with any of them, becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

The Series Two Preferred Share entitles the holder to the right to vote with the holders of Common Shares on an "as converted" basis (until the PII Warrants have been exercised, in whole or in part, to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the board of directors.

So long as the Series Two Preferred Share is outstanding, unless otherwise approved by the holder of the Series Two Preferred Share, voting separately and as a series, the Corporation shall not, and shall not permit any of its subsidiaries, to:

     (a) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities);

     (b) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business;

     (c) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities;

     (d) declare or pay dividends or declare or make other distributions on its outstanding securities; or

     (e)  amend the Articles of the Corporation,


Points International Ltd.
Page 17 of 27
provided that no such approval shall be required for the Corporation to comply with its legal obligations under the terms of the Series One Preferred Share and the Debenture.

SERIES THREE PREFERRED SHARE

The Series Three Preferred Share was created by Articles of Amendment dated April 10, 2003 and has not been issued. The Series Three Preferred Share is a non-voting, non-convertible share ranking equally with the Series One Preferred Share, the Series Two Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Three Preferred Share is not entitled to receive dividends.

The Corporation will redeem the Series Three Preferred Share upon the earlier of
(i) March 31, 2013 and (ii) the third business day following a Change of Control.

In the event of redemption on March 31, 2013, the amount payable will equal to $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share (April 11, 2003) to the date on which the Series Three Preferred Share is redeemed. In the event of redemption following a Change of Control, the amount payable will be equal to 125% of the amount specified in the preceding sentence.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to $12,400,000 plus 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred.

SERIES FOUR PREFERRED SHARE

In 2005, under the IAC/InterActiveCorp Additional Investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611.

The Series Four Preferred Share is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Two Preferred Share, the Series Three Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Four Preferred Share is convertible until March 31, 2013, for no additional consideration, into 4,504,069 Common Shares (as at the date hereof), subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share.

If not converted, the Series Four Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $3,454,611 plus 7% per annum calculated on a daily basis from the date of issuance of the Series Four Preferred Share and the market value of the Common Shares into which the Series Four Preferred Share then could be converted. The Series Four Preferred Share will also be redeemed if certain Change of Control events occur, for an amount equal to the greater of (i) 125% of $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the Series Four Preferred Share and (ii) the greater of (A) the value of the Common Shares into which the Series Four Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the


Points International Ltd.

Common Shares into which the Series Four Preferred Share then could be converted and the value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

In the event of the liquidation, dissolution or winding up of the Corporation, the holder of the Series Four Preferred Share will be entitled to receive an amount equal to the greater of $3,454,611 plus 7% per annum from the date of issuance and the product of the number of Common Shares into which it could then be converted and the per share amount to be distributed to the holders of the Common Shares after giving effect to any payments to be paid on shares ranking prior to the Common Shares. The Series Four Preferred Share entitles the holder to various rights, including to receive dividends with the holders of Common Shares on an "as converted" basis, vote with the holders of Common Shares on an "as converted" basis (in certain circumstances, to a maximum of 19.9% of the votes that may be cast including the votes cast by the holder of the Series Two Preferred Share), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect one member to the board of directors of the Corporation. If the Series Four Preferred Share ceases to be held by an IAC/InterActiveCorp or an affiliate of IAC/InterActiveCorp, it will automatically convert into a Series Five Preferred Share.

SERIES FIVE PREFERRED SHARE

The Series Five Preferred Share is a non-voting, non-convertible share ranking equally with the Series One Preferred Share, Series Two Preferred Share, Series Three Preferred Share and Series Four Preferred Share, and in priority to the Common Shares. The Corporation will redeem the Series Five Preferred Share upon the earlier of March 31, 2013 and the third business day following a prescribed Change of Control event. In the event of redemption on March 31, 2013, the amount payable will equal $3,454,611 plus 7% per annum from the date of issuance of the Series Four Preferred Share. In the event of redemption following a Change of Control, the amount payable will equal 125% of the amount specified in the preceding sentence. In the event of the liquidation, dissolution or winding up of the Corporation, the holder of the Series Five Preferred Share will be entitled to receive an amount equal to $3,454,611 plus 7% per annum, calculated from the date of issue of the Series Four Preferred Share.

PII WARRANTS

The Corporation issued warrants on April 11, 2003 to PII (the "PII Warrants") that are exercisable to acquire up to 55% of the Common Shares (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and/or Series Four Preferred Share. The PII Warrants expire on April 11, 2006. If PII had exercised the PII Warrants in full on March 10, 2006, IAC/InterActiveCorp would have indirectly received 102,861,615 Common Shares.

DEBENTURES

The Corporation also has outstanding $6 million principal amount of 8% convertible debentures (the "Debentures"). The original instrument was issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") on March 15, 2001 and was subsequently


Points International Ltd.
Page 19 of 27
amended and restated prior to the sale thereof by CIBC on April 4, 2005 to a group of investors. These purchasers also acquired from CIBC the Series One Preferred Share.

On March 29, 2005, the Corporation and the purchasers entered into a binding agreement pursuant to which the purchasers agreed to purchase the Debentures (in its amended and restated form) from CIBC. As a result, the Debentures were reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005. In connection with this transaction, the Debentures were amended to, among other things, (i) reduce the interest rate from 11% to 8% effective March 15, 2005, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

The Debentures will mature on March 15, 2008 if not previously converted. The Corporation is entitled to pre-pay the Debentures, without interest (the payment of which is waived), within 30 days of a Series One Change of Control of Points resulting from the exercise of the PII Warrant; the Debentures may not otherwise be prepaid. If the PII Warrant expires, the $6 million principal amount of the Debentures will be automatically converted on April 12, 2006 into 18,908,070 Common Shares and accrued interest on any principal amount as converted ceases to be payable. The Debentures will also automatically convert into Common Shares in certain other circumstances, including the sale of all outstanding Common Shares for a price per share of at least $1.26928, the sale of all or substantially all of the assets of Points International yielding net proceeds per Common Share (after giving effect to the conversion of the Debentures) of at least $1.26928. The Debentures are not convertible into Common Shares at the option of the holders so long as the PII Warrant is outstanding and held by IAC/InterActiveCorp or an affiliate thereof.

MARKET FOR SECURITIES

The Corporation's Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS." The Corporation's common shares are also quoted on the U.S. Over-The-Counter (OTC) Bulletin Board under the symbol "PTSEF." The following table represents the shares that are traded through the TSX.

FY 2005      HIGH    LOW    CLOSE     VOLUME
-------     -----   -----   -----   ---------
December    $1.04   $0.78   $1.03   2,836,803
November    $1.02   $0.77   $0.88   1,086,580
October     $0.98   $0.76   $0.98   1,658,372
September   $1.13   $0.90   $0.98   1,891,020
August      $1.24   $0.92   $1.00   2,559,866
July        $1.25   $0.93   $1.24   2,554,141


Points International Ltd.
Page 20 of 27

FY 2005      HIGH    LOW    CLOSE     VOLUME
-------     -----   -----   -----   ---------
June        $0.97   $0.77   $0.96   2,657,992
May         $0.90   $0.76   $0.90     641,505
April       $0.95   $0.81   $0.90   1,591,166
March       $0.94   $0.74   $0.94   1,275,526
February    $0.93   $0.64   $0.93   1,040,153
January     $1.02   $0.79   $0.92   1,307,605

ESCROWED SECURITIES

                       NUMBER OF SECURITIES   PERCENTAGE OF
DESIGNATION OF CLASS      HELD IN ESCROW          CLASS
--------------------   --------------------   -------------
Common Shares (1)             500,000              0.5%

Note:

(1) Computershare Trust Company of Canada acts as the escrow agent for Common Shares issued in connection with the MilePoint Acquisition. These shares will be released on March 31, 2006.

DIRECTORS AND EXECUTIVE OFFICERS

NAME, ADDRESS AND OCCUPATION OF DIRECTORS

The following table sets forth the name, municipalities of residence, term as director and current and five-year historic occupation of the directors of the Corporation. Each director is elected to hold office until the Corporation's next annual shareholders' meeting or until his or her successor is elected or appointed. Points' next annual and special meeting will be held on May 11, 2006.


Points International Ltd.

                                                                                 PRINCIPAL OCCUPATION
                                                                       WITHIN THE PRECEDING FIVE YEARS (CURRENT
NAME                          OFFICE         TERM AS DIRECTOR       AND FOR PAST FIVE YEARS UNLESS OTHERWISE NOTED)
----                     ---------------   --------------------   --------------------------------------------------
Douglas A. Carty(1)      Chairman of       Feb. 2002 - present    Executive Vice President and Chief Financial
Glen Ellyn, Illinois     the Board                                Officer, Laidlaw International Ltd., a
USA                                                               transportation company (Jan. 2003 - present)

                                                                  Chief Financial Officer, Atlas Air Worldwide
                                                                  Holdings Inc., an air cargo company (Jul. 2001 -
                                                                  Dec. 2002)

                                                                  Chief Financial Officer, Canadian Airlines
                                                                  Corporation, an airline (Jul. 1996 - Jul. 2000)

Marc B. Lavine,          Director          Feb. 2000 - present    Chief Executive Officer, President, CFO and
(1),(2)                                                           Director of Chrysalis Capital II Corporation, a
Paris, France                                                     capital pool company (Jun. 2004 - present)

                                                                  Chief Executive Officer, President and Director of
                                                                  Chrysalis Capital II Corporation, a capital pool
                                                                  company (Oct. 2003 - Apr. 2005)

                                                                  Chief Executive Officer, Exclamation International
                                                                  Incorporated (Jun. 1999 - Feb. 2002)

T. Robert MacLean(3)     Chief Executive   Feb. 2002 - present    Chief Executive Officer, Points International
Toronto, Ontario         Officer and                              (Feb. 2002 - present)
Canada                   Director
                                                                  Chief Executive Officer, Points.com Inc. (Feb.
                                                                  2000 - present)

                                                                  President, Points.com Inc. (Feb. 2000 - Feb. 2002)

                                                                  Vice President, other positions, Canadian
                                                                  Airlines, an airline (1988 - 2000)

John W. Thompson(1)      Director          Feb. 2002 - present    Public company director (Aug. 2000 - present)
Toronto, Ontario
Canada                                                            Managing Director, Kensington Capital Partners
                                                                  Limited, an investment and advisory firm (Sept.
                                                                  1999 - Oct. 2003)

Richard Kang,(4)         Director          April 2005 - present   Senior Vice President, Strategy & Business
New York, New York                                                Development, IAC/InterActiveCorp Local & Media
USA                                                               Services (June 2004 - present).

                                                                  Managing Director, Confluence Capital, a private
                                                                  equity fund focused on technology in Pan-Asia
                                                                  region (May 2000 - May 2004).

                                                                  Venture Partner, Axalon Capital, a technology
                                                                  venture fund (June 2000 - May 2002)

Eric A. Korman1          Director          June 2003 - present    Senior Vice President, Mergers & Acquisitions,
(1),(2),(4)                                                       IAC/InterActiveCorp, an interactive commerce
New York, New York                                                company (Jan. 2005 - present)
USA
                                                                  Other positions at IAC/InterActiveCorp (Sept. 2001
                                                                  - Dec. 2004)

                                                                  Principal, and head of business development for
                                                                  ePartners Venture Capital, a $650 million venture
                                                                  fund (Jan. 2000 - Apr. 2001)


Points International Ltd.
Page 22 of 27

                                                                                 PRINCIPAL OCCUPATION
                                                                       WITHIN THE PRECEDING FIVE YEARS (CURRENT
NAME                          OFFICE         TERM AS DIRECTOR       AND FOR PAST FIVE YEARS UNLESS OTHERWISE NOTED)
----                     ---------------   --------------------   --------------------------------------------------
Sean Moriarty(4)         Director          April 2005 - present   President and Chief Operating Officer,
Los Angeles, CA                                                   Ticketmaster (Dec.2005 - present)
USA
                                                                  Chief Operations Officer, Ticketmaster (Jul. 2004
                                                                  - Dec. 2005)

                                                                  Executive Vice President, Product & Technology,
                                                                  Ticketmaster Online-Citysearch (Aug. 2000 - Jul.
                                                                  2004)

                                                                  Other positions at TicketmasterOnline-Citysearch
                                                                  Apr. 1997 - Aug. 2000

Notes:

(1)  Audit Committee

(2)  Human Resources and Corporate Governance Committee

(3) Mr. MacLean serves as an observer for both the Audit and Human Resources and Corporate Governance Committees.

(4) Nominee of Points Investments, Inc., a corporation controlled by IAC/InterActiveCorp, holder of the Series Two Preferred Share and the Series Four Preferred Share.

CURRENT EXECUTIVE OFFICERS OF THE CORPORATION

The following table sets forth the name, municipalities of residence, office, term as officer and current and five-year historic occupation of the officers of the Corporation.

                                                                                    PRINCIPAL OCCUPATION
                                                                          WITHIN THE PRECEDING FIVE YEARS (CURRENT
NAME                             OFFICE          TERM AS OFFICER       AND FOR PAST FIVE YEARS UNLESS OTHERWISE NOTED)
----                        ---------------   --------------------   --------------------------------------------------
T. Robert MacLean           Chief Executive   Feb. 2002 - present    Chief Executive Officer, Points International
Toronto, Ontario            Officer and                              (Feb. 2002 - present)
Canada                      Director
                                                                     Chief Executive Officer, Points.com Inc. (Feb.
                                                                     2000 - present)

                                                                     President, Points.com Inc. (Feb. 2000 - Feb. 2002)

                                                                     Vice President, other positions, Canadian
                                                                     Airlines, an airline (1988 - 2000)

Christopher J.D. Barnard    President         Feb. 2000 - present    President, Points International (Feb. 2000 -
Toronto, Ontario                                                     present)
Canada
                                                                     President, Points.com Inc. (Feb. 2002 - present)

                                                                     President, Exclamation International Incorporated
                                                                     (Jul. 1998 - Feb. 2000)

Darlene J. Higbee Clarkin   Vice President    Feb. 2002 - present    Vice President and Chief Technology Officer,
Delta, British Columbia     and Chief                                Points.com Inc. (Jul. 2000 - present) and Points
Canada                      Technology                               International (Feb. 2002 - present)
                            Officer
                                                                     IT Manager, Canadian Airlines (1990 - 2000)

Grad Conn                   Chief Marketing   May 2004 - present     Chief Marketing Officer, Points International and
Toronto, Ontario            Officer                                  Points.com Inc. (May 2004 - present)
Canada
                                                                     Vice President, Managing Director, Grey Direct +
                                                                     Interactive (2002 - May 2004)

                                                                     Chief Executive Officer, OpenCola Inc. (1998 -
                                                                     2001)


Points International Ltd.
Page 23 of 27

                                                                                    PRINCIPAL OCCUPATION
                                                                          WITHIN THE PRECEDING FIVE YEARS (CURRENT
NAME                             OFFICE          TERM AS OFFICER       AND FOR PAST FIVE YEARS UNLESS OTHERWISE NOTED)
----                        ---------------   --------------------   --------------------------------------------------
Peter Lockhard              Vice President,   Jan. 2005 - present    Vice President, Points International and
Toronto, Ontario            Points.com                               Points.com Inc. (Jan. 2005 - present)
Canada                      Business
                            Solutions                                Managing Director, Aquiam Partners Ltd. (May 2001
                                                                     - Dec. 2004)

                                                                     Vice President, Professional Services, FloNetwork
                                                                     Inc. (Sept. 2000 - Apr. 2001)

                                                                     Account Director, Maritz Canada Inc. (Feb. 1998 -
                                                                     Aug. 2000)

Stephen M. Yuzpe            Chief Financial   Feb. 2000 - present    Chief Financial Officer, Points International
Toronto, Ontario            Officer and                              (Feb. 2000 - present) and Points.com Inc. (Feb.
Canada                      Corporate                                2002 - present)
                            Secretary
                                                                     Catalyst, Exclamation International Incorporated
                                                                     (Feb. 1999 - Feb. 2000)

SECURITY HOLDINGS

As of the date of this AIF, as a group, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 10,154,075 Common Shares representing approximately 10.8% of the issued and outstanding Common Shares.

BOARD COMMITTEES

AUDIT COMMITTEE

Pursuant to the CBCA, the Corporation is required to have an audit committee ("Audit Committee" or "Committee") comprised of not fewer than three directors, the majority of whom are not officers or employees of the Corporation or any of its affiliates.

The Audit Committee of the Corporation is comprised of the following three directors: Douglas Carty (Chair), Eric Korman (Series Two Preferred Share holder nominee) and Marc Lavine. None of the members of the Audit Committee is an officer or employee of the Corporation. The Audit Committee size is currently set to three directors and, in accordance with the articles of the Corporation, will not be comprised of more than four directors. The holder of the Series Two Preferred Share has the right to elect one member to the Audit Committee. The Audit Committee's mandate can be found in the investor relations section of the Corporation's Web site, www.points.com/corporate/investor_corpgovernance.html, and this mandate is incorporated by reference herein.

The board of directors of the Corporation believes that each of the members of the Audit Committee possesses a high level of financial literacy and expertise. Each member of the Committee has been determined by the board of directors to be an independent director. In addition, each member of the Audit Committee has personally acknowledged to the Corporation that his education and experience would qualify him as "financially literate," as defined under Canadian securities laws.


Points International Ltd.
Page 24 of 27

Mr. Carty (Chair of the Committee) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen's University. Mr. Carty is the Executive Vice President and Chief Financial Officer of Laidlaw International Ltd., a NYSE listed issuer, and is responsible for the preparation of all internal and external financial reports.

Mr. Korman received his Master of Business Administration from the J. L. Kellogg Graduate School of Management at Northwestern University, and his Bachelor of Arts (Honors) in economics from Emory University. Mr. Korman is the Senior Vice President, Mergers and Acquisitions at IAC/InterActiveCorp, requiring him to be able to understand and value very complex businesses through financial analysis.

Mr. Lavine holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Lavine is the Chief Executive Officer, President and Chairman of the board of directors of Chrysalis Capital II Corporation and has held the positions of director, audit committee member, Chief Executive Officer, President and Chief Financial Officer at two additional TSX or TSX Venture Exchange listed issuers (including the Corporation).

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in the last two fiscal years are as follows:

                           2005       2004
                         --------   --------
Audit Fees               $ 95,175   $ 66,500
Audit-Related Fees (1)   $ 28,500   $ 22,250
Tax Fees (2)             $  1,710   $  3,000
All Other Fees (3)       $ 21,500   $ 41,152
                         --------   --------
Total Fees               $146,885   $136.152
                         ========   ========

Notes:

(1) Audit-related fees primarily relate to the review of interim financial periods and accounting advice.

(2) Tax fees primarily relate to advice and filing of the Corporation's tax returns, the tax treatment of non-resident directors' compensation, the tax treatment of employee stock options and other tax matters.

(3) In 2005, "all Other Fees" relate to the filing of the Corporation's registration statement on Form 40-F with the U.S. Securities and Exchange Commission, while in 2004, $41,152 related to the MilePoint Acquisition.

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee is comprised of three members of the board of directors of the Corporation: Messrs. Thompson (Chairman of the Committee), Korman (Series Two Preferred Share holder nominee) and Lavine. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the


Points International Ltd.
Page 25 of 27
performance of the Corporation (including its separate divisions and subsidiaries) and establishes the compensation package for executive officers.

The Human Resources and Corporate Governance Committee size is currently set to three directors and, in accordance with the articles of the Corporation, will not be comprised of more than four directors. The holder of the Series Two Preferred Share has the right to elect one member to the Human Resources and Corporate Governance Committee.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("Canadian"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. ("Atlas") and he held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

CONFLICTS OF INTEREST

See "Risk Factors - Conflicts of Interest" above.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose. In fiscal years 2003, 2004 and 2005, certain officers, directors and former directors exercised stock options in Points.com and exercised their put rights.

                                          POINTS INTERNATIONAL LTD.
               POINTS.COM COMMON SHARES    COMMON SHARES ISSUED ON
              ACQUIRED UPON EXERCISE OF   EXERCISE OF PUT RIGHTS ON
FISCAL YEAR          OPTIONS (1)           POINTS.COM COMMON SHARES
-----------   -------------------------   -------------------------
2003                   930,529                    2,329,954
2004                   524,554                    1,313,433
2005                   784,641                    1,964,664

Note:

(1) All Points.com common shares acquired upon exercise of options were put to the Corporation.

As described under "General Development of the Business - Three Year History" (page 3), IAC/InterActiveCorp, through a wholly-owned subsidiary, has made significant equity investments in the Corporation.


Points International Ltd.
Page 26 of 27

TRANSFER AGENT

Computershare Trust Company of Canada
600, 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Canada

MATERIAL CONTRACTS

The Corporation is party to two material contracts that were entered into outside of the ordinary course of business: (i) the Investor's Rights Agreement, described in the material change report of the Corporation dated March 21, 2003; and (ii) the Debentures and certain amendments thereto, described in the material change report of the Corporation dated April 5, 2005, each of which is incorporated by reference herein. These material change reports are available at www.sedar.com or www.sec.gov.

ADDITIONAL INFORMATION

Additional information about the Corporation can be found at www.sedar.com or www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Points International's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Management Information Circular for its most recent annual meeting of shareholders.

Additional information can also be found in the Corporation's most recent annual report, dated March 10, 2006, financial statements, dated March 9, 2006 and MD&A, dated March 10, 2006.


Points International Ltd.
Page 27 of 27